Exhibit 99.3

Chunghwa Telecom Co., Ltd. and

Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2016 and 2015

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	June 30, 2016 (Unaudited)		December 31, 2015 (Audited)		June 30, 2015 (Unaudited)
	Amount	%	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$44,643	10	$30,271	7	$34,285	7
Financial assets at fair value through profit or loss	—	—	—	—	1	—
Hedging derivative assets	—	—	1	—	—	—
Available-for-sale financial assets	30	—	—	—	—	—
Held-to-maturity financial assets	2,892	1	1,881	—	2,903	1
Trade notes and accounts receivable, net	29,838	6	26,926	6	27,552	6
Accounts receivable from related parties	30	—	42	—	22	—
Inventories	6,913	1	8,780	2	6,713	1
Prepayments	6,275	1	2,669	1	5,791	1
Other current monetary assets	4,785	1	3,301	1	14,879	3
Other current assets	3,101	1	2,336	1	2,494	1

Total current assets	98,507	21	76,207	18	94,640	20

NONCURRENT ASSETS
Available-for-sale financial assets	4,876	1	5,511	1	5,942	1
Held-to-maturity financial assets	900	—	2,140	—	3,799	1
Investments accounted for using equity method	2,498	—	2,895	1	2,678	1
Property, plant and equipment	287,805	62	296,399	65	295,149	64
Investment properties	7,893	2	7,902	2	7,666	2
Intangible assets	48,863	11	50,447	11	41,412	9
Deferred income tax assets	1,054	—	2,061	—	1,908	—
Net defined benefit assets	2,956	1	11	—	9	—
Prepayments	3,411	1	3,612	1	3,484	1
Other noncurrent assets	5,148	1	5,586	1	5,243	1

Total noncurrent assets	365,404	79	376,564	82	367,290	80

TOTAL	$463,911	100	$452,771	100	$461,930	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans	$60	—	$110	—	$860	—
Financial liabilities at fair value through profit or loss	15	—	—	—	2	—
Hedging derivative liabilities	3	—	—	—	—	—
Trade notes and accounts payable	15,261	3	16,301	4	15,318	3
Payables to related parties	444	—	611	—	432	—
Current tax liabilities	5,560	1	9,171	2	6,644	2
Dividends payable	42,551	9	—	—	37,673	8
Other payables	22,470	5	25,487	6	20,182	5
Provisions	118	—	190	—	253	—
Advance receipts	9,029	2	9,567	2	9,616	2
Current portion of long-term loans	—	—	8	—	3	—
Other current liabilities	1,364	—	1,501	—	1,489	—

Total current liabilities	96,875	20	62,946	14	92,472	20

NONCURRENT LIABILITIES
Long-term loans	1,600	—	1,742	—	1,797	—
Deferred income taxes liabilities	666	—	148	—	108	—
Provisions	59	—	58	—	49	—
Customers’ deposits	4,561	1	4,726	1	4,655	1
Net defined benefit liabilities	1,373	—	7,099	2	6,671	2
Deferred revenue	3,515	1	3,616	1	3,572	1
Other noncurrent liabilities	3,277	1	3,097	1	1,983	—

Total noncurrent liabilities	15,051	3	20,486	5	18,835	4

Total liabilities	111,926	23	83,432	19	111,307	24

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	17	77,574	17	77,574	17

Additional paid-in capital	147,180	32	146,733	32	146,738	32

Retained earnings
Legal reserve	77,574	17	77,574	17	77,574	17
Special reserve	2,676	1	2,676	1	2,676	—
Unappropriated earnings	41,682	9	59,448	13	40,640	9

Total retained earnings	121,932	27	139,698	31	120,890	26

Other adjustments	(409)	—	269	—	478	—

Total equity attributable to stockholders of the parent	346,277	76	364,274	80	345,680	75

NONCONTROLLING INTERESTS	5,708	1	5,065	1	4,943	1

Total equity	351,985	77	369,339	81	350,623	76

TOTAL	$463,911	100	$452,771	100	$461,930	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	For the Three Months Ended June 30				For the Six Months Ended June 30
	2016		2015		2016		2015
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$56,196	100	$56,920	100	$113,140	100	$113,393	100

OPERATING COSTS	35,253	63	35,711	63	70,359	62	72,407	64

GROSS PROFIT	20,943	37	21,209	37	42,781	38	40,986	36

OPERATING EXPENSES
Marketing	6,009	11	6,026	11	12,005	11	12,009	11
General and administrative	1,103	2	1,105	2	2,254	2	2,250	2
Research and development	944	1	866	1	1,846	1	1,701	1

Total operating expenses	8,056	14	7,997	14	16,105	14	15,960	14

OTHER INCOME AND EXPENSES	(11)	—	(15)	—	(17)	—	(44)	—

INCOME FROM OPERATIONS	12,876	23	13,197	23	26,659	24	24,982	22

NON-OPERATING INCOME AND EXPENSES
Interest income	55	—	95	—	104	—	162	—
Other income	406	1	270	1	771	1	523	1
Other gains and losses	3	—	(196)	—	7	—	(71)	—
Interest expenses	(5)	—	(6)	—	(10)	—	(15)	—
Share of the profit of associates and joint ventures accounted for using equity method	211	—	223	—	292	—	507	—

Total non-operating income and expenses	670	1	386	1	1,164	1	1,106	1

INCOME BEFORE INCOME TAX	13,546	24	13,583	24	27,823	25	26,088	23

INCOME TAX EXPENSE (BENEFIT)	(1,106)	(2)	(279)	—	2,465	2	2,744	3

NET INCOME	14,652	26	13,862	24	25,358	23	23,344	20

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Share of remeasurements of defined benefit pension plans of associates and joint ventures	—	—	—	—	—	—	—	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(6)	—	(56)	—	(89)	—	(85)	—
Unrealized loss on available-for-sale financial assets	(483)	(1)	(761)	(1)	(607)	(1)	(333)	—
Cash flow hedges	(5)	—	—	—	(4)	—	—	—
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures	—	—	(1)	—	(1)	—	—	—
Income tax benefit (expense) relating to items that may be reclassified subsequently	1	—	(1)	—	—	—	(4)	—

	(493)	(1)	(819)	(1)	(701)	(1)	(422)	—

Total other comprehensive loss, net of income tax	(493)	(1)	(819)	(1)	(701)	(1)	(422)	—

TOTAL COMPREHENSIVE INCOME	$14,159	25	$13,043	23	$24,657	22	$22,922	20

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	For the Three Months Ended June 30				For the Six Months Ended June 30
	2016		2015		2016		2015
	Amount	%	Amount	%	Amount	%	Amount	%
NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$14,310	25	$13,597	24	$24,785	22	$22,955	20
Noncontrolling interests	342	1	265	—	573	1	389	—

	$14,652	26	$13,862	24	$25,358	23	$23,344	20

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$13,831	24	$12,787	23	$24,107	21	$22,547	20
Noncontrolling interests	328	1	256	—	550	1	375	—

	$14,159	25	$13,043	23	$24,657	22	$22,922	20

EARNINGS PER SHARE
Basic	$1.84		$1.75		$3.19		$2.96

Diluted	$1.84		$1.75		$3.19		$2.95

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Other Adjustments					Noncontrolling Interests	Total Equity
							Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available-for- sale Financial Assets	Cash Flow Hedges	Total Other Adjustments	Total Equity Attributable to Stockholders of the Parent
			Retained Earnings
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings
BALANCE, JANUARY 1, 2015	$77,574	$146,720	$76,893	$2,820	$55,895	$135,608	$146	$740	$—	$886	$360,788	$4,924	$365,712

Appropriation of 2014 earnings
Legal reserve	—	—	681	—	(681)	—	—	—	—	—	—	—	—
Special reserve	—	—	—	(144)	144	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(37,673)	(37,673)	—	—	—	—	(37,673)	—	(37,673)

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(354)	(354)

Reversal of special reserve recognized from land disposal	—	—	—	—	—	—	—	—	—	—	—	—	—

Partial disposal of interests in subsidiaries	—	27	—	—	—	—	—	—	—	—	27	18	45

Net income for the six months ended June 30, 2015	—	—	—	—	22,955	22,955	—	—	—	—	22,955	389	23,344

Other comprehensive loss for the six months ended June 30, 2015	—	—	—	—	—	—	(69)	(339)	—	(408)	(408)	(14)	(422)

Total comprehensive income (loss) for the six months ended June 30, 2015	—	—	—	—	22,955	22,955	(69)	(339)	—	(408)	22,547	375	22,922

Compensation cost of employee stock option of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	29	29
Purchase of treasury stocks by a subsidiary	—	(9)	—	—	—	—	—	—	—	—	(9)	(49)	(58)

BALANCE, JUNE 30, 2015	$77,574	$146,738	$77,574	$2,676	$40,640	$120,890	$77	$401	$—	$478	$345,680	$4,943	$350,623

BALANCE, JANUARY 1, 2016	$77,574	$146,733	$77,574	$2,676	$59,448	$139,698	$177	$91	$1	$269	$364,274	$5,065	$369,339

Appropriation of 2015 earnings
Cash dividends distributed by Chunghwa	—	—	—	—	(42,551)	(42,551)	—	—	—	—	(42,551)	—	(42,551)

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(710)	(710)

Partial disposal of interests in subsidiaries	—	58	—	—	—	—	—	—	—	—	58	25	83

Change in additional paid-in capital for not participating in capital increase of a subsidiary	—	389	—	—	—	—	—	—	—	—	389	786	1,175

Net income for the six months ended June 30, 2016	—	—	—	—	24,785	24,785	—	—	—	—	24,785	573	25,358

Other comprehensive income (loss) for the six months ended June 30, 2016	—	—	—	—	—	—	(67)	(607)	(4)	(678)	(678)	(23)	(701)

Total comprehensive income for the six months ended June 30, 2016	—	—	—	—	24,785	24,785	(67)	(607)	(4)	(678)	24,107	550	24,657

Share-based payment transactions of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	11	11
Decrease in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	(19)	(19)

BALANCE, JUNE 30, 2016	$77,574	$147,180	$77,574	$2,676	$41,682	$121,932	$110	$(516)	$(3)	$(409)	$346,277	$5,708	$351,985

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	For the Six Months Ended June 30
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$27,823	$26,088
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	14,600	15,415
Amortization	1,652	1,539
Provision for doubtful accounts	357	190
Interest expenses	10	15
Interest income	(104)	(162)
Dividend income	(341)	(218)
Compensation cost of employee share options	11	29
Share of the profit of associates and joint ventures accounted for using equity method	(292)	(507)
Gain on disposal of investments accounted for using equity method	—	(5)
Impairment loss on available-for-sale financial assets	—	26
Provision for inventory and obsolescence	157	91
Loss (gain) on disposal of financial instruments	—	—
Loss on disposal of property, plant and equipment	17	44
Loss on disposal of intangible assets	—	—
Valuation loss on financial instruments at fair value through profit or loss, net	15	1
Gain on foreign exchange	(23)	(6)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	—	1
Trade notes and accounts receivable	(3,273)	(1,494)
Accounts receivable from related parties	12	59
Inventories	1,710	292
Prepayments	(3,405)	(3,327)
Other current monetary assets	(345)	(254)
Other current assets	(765)	726
Increase (decrease) in:
Trade notes and accounts payable	(1,034)	(3,191)
Payables to related parties	(167)	24
Other payables	(2,905)	(2,234)
Provisions	(71)	31
Advance receipts	(406)	(296)
Other current liabilities	2	(127)
Deferred revenue	(101)	174
Net defined benefit plans	(8,671)	201

Cash generated from operations	24,463	33,125

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	For the Six Months Ended June 30
	2016	2015
Interest paid	$(10)	$(16)
Income tax paid	(4,552)	(3,195)

Net cash provided by operating activities	19,901	29,914

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(36)	(22)
Proceeds from disposal of available-for-sale financial assets	1	1
Proceeds from capital reduction of available-for-sale financial assets	33	—
Acquisition of time deposits and negotiable certificate of deposits with maturities of more than three months	(1,600)	(11,448)
Proceeds from disposal of time deposits and negotiable certificate of deposits with maturities of more than three months	1,489	554
Acquisition of held-to-maturity financial assets	—	(1,002)
Proceeds from disposal of held-to-maturity financial assets	225	1,775
Acquisition of investments accounted for using equity method	—	(6)
Proceeds from disposal of investments accounted for using equity method	—	11
Acquisition of property, plant and equipment	(6,821)	(10,321)
Proceeds from disposal of property, plant and equipment	6	1
Acquisition of intangible assets	(67)	(127)
Decrease in other noncurrent assets	422	362
Interest received	96	139
Cash dividends received	—	406

Net cash used in investing activities	(6,252)	(19,677)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	10	2,750
Repayment of short-term loans	(60)	(2,454)
Repayment of long-term loans	(150)	(100)
Decrease in customers’ deposits	(305)	(107)
Increase in other noncurrent liabilities	47	466
Proceeds from disposal of interest in subsidiaries without losing control	84	45
Cash dividends distributed to noncontrolling interests	(11)	—
Other change in noncontrolling interests	1,156	(35)

Net cash provided by financing activities	771	565

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(48)	(77)

NET INCREASE IN CASH AND CASH EQUIVALENTS	14,372	10,725

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	30,271	23,560

CASH AND CASH EQUIVALENTS, END OF PERIOD	$44,643	$34,285

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 and 2015

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of June 30, 2016 and 2015, the related consolidated statements of comprehensive income for the three months and six months ended June 30, 2016 and 2015, as well as the consolidated statements of changes in equity and cash flows for the six months ended June 30, 2016 and 2015 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board. The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under IFRSs.